

Mail Stop 3720

September 6, 2007

<u>Via U.S. Mail and Fax (011-36-1-458-7055)</u>

Mr. Thilo Kusch
Chief Financial Officer
Magyar Telekom Telecommunications plc.
Budapest, 1013, Krisztina, krt, 55
Hungary

> **RE: Magyar Telekom Telecommunications plc.**
> **Form 20-F for the Year ended December 31, 2005**
> **Filed February 22, 2007**
> **File No. 001-14720**

Dear Mr. Kusch:

We have reviewed your supplemental response letter dated August 9, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April 24, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

2. Accounting Policies
Revenues, page F-25

1.   Tell us whether you pay commissions/incentives to retailers/agents for the sale of your service plans and whether you sell the handsets to those retailers/agents. If so, addressing paragraph 9 of EITF 01-09, tell us how you account for the commissions you paid to them.

31. Related Party Transactions, page 60

2.   We note your response to comment 4. In order to obtain a better understanding of the transaction, tell us in more detail the facts and circumstances leading to the re-branding and the settlement. Clarify for us your meaning of "…rebranding was part of a negotiated settlement …" in your response and tell us how future royalty income is considered a part

of the agreement. Provide us the significant terms of the settlement agreement you have entered into with DT AG.

* * * *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director